Exhibit 99.1

BBB Foods Inc. Announces Closing of Follow-On Offering and Exercise in Full of the Underwriter’s Option to Purchase Additional Shares

Mexico City, June 1, 2026 – BBB Foods Inc. (“Tiendas 3B”) announced today the closing of an underwritten public offering of an aggregate 15,299,800 of its Class A common shares at a price of $32.50 per share, of which 2,695,626 Class A common shares were sold by Tiendas 3B (including 1,995,626 Class A common shares pursuant to the full exercise of the underwriters’ option to purchase additional Class A common shares from us) and 12,604,174 Class A common shares were sold by certain selling shareholders. The gross proceeds to Tiendas 3B were approximately $87.6 million and the gross proceeds to the selling shareholders were approximately $409.64 million, in each case before deducting underwriting discounts and commissions and other offering expenses. The Class A common shares were offered pursuant to an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”).

The underwriters’ option to purchase an additional 1,995,626 Class A common shares from Tiendas 3B, was exercised in full and such shares are being delivered concurrently with the closing of the offering. Tiendas 3B intends to use the net proceeds from the primary portion of the offering for general corporate purposes, which may include making strategic investments.

J.P. Morgan and Morgan Stanley acted as global coordinators of the offering. BTG Pactual, Santander and Scotiabank acted as joint bookrunners.

Tiendas 3B has filed with the SEC an automatically effective shelf registration statement (including a prospectus) and a prospectus supplement relating to and describing the final terms of the offering. The offering was made only by means of a prospectus and a prospectus supplement that are part of that registration statement. Investors should read the prospectus in that registration statement, including the documents incorporated by reference therein, any accompanying prospectus supplement and other documents Tiendas 3B has filed or will file with the SEC for more complete information about Tiendas 3B and the offering. Copies of the registration statement and the prospectus supplement relating to and describing the terms of the offering and any documents incorporated by reference therein, can be accessed for free through the SEC’s website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus may also be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com); or

Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 (or by email to: prospectus@morganstanley.com).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended.

About Tiendas 3B

Tiendas 3B, a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references “Bueno, Bonito y Barato” - a Mexican saying which translates to “Good, Nice and Affordable” - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB.”

For more information, please visit: https://www.investorstiendas3b.com

Investor Relations Contact

ir@tiendas3b.com